                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   ---------

                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._____)/1/


                          NewGen Results Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 6511259 10 1
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)

----------

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
  CUSIP NO.  651359 10 1                                   Page 2 of 10 Pages
           -------------                                       ---   ---


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Bank of America Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER

                     5    0
     NUMBER OF
                   -----------------------------------------------------------
      SHARES
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,150,246 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,150,246 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,150,246 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      HC

------------------------------------------------------------------------------

                                      13G
  CUSIP NO.  651359 10 1                                     Page 3 of 10 Pages
             -----------                                          ---  ---


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bank of America, NA

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,150,246 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,150,246 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,150,246 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      BK

------------------------------------------------------------------------------

                                     13G

  CUSIP NO.  651359 10 1                                  Page 4 of 10 Pages
             -----------                                      ---   ---


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bank of America Ventures

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,035,221 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,035,221 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,150,246 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------

                                     13G

  CUSIP NO.  651359 10 1                                  Page 5 of 10 Pages
             -----------                                       ---   ---


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BA Venture Partners II

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          115,025 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          115,025 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,150,246 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                                 SCHEDULE 13G

Item 1(a). Name of Issuer:

           Newgen Results Corporation (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:

           12680 High Bluff Drive, Suite 300
           San Diego, California 92130

Item 2(a). Name of Persons Filing:

           This statement is filed jointly by each of the following persons pursuant to Rule 13d-l(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) BA Venture Partners II ("BAVPII"), a Delaware general partnership, by virtue of its direct beneficial ownership of Common Stock; (ii) Bank of America Ventures ("BAV"), a California corporation, by virtue of its direct beneficial ownership of Common Stock; (iii) Bank of America NA ("BANA"), a national banking association organized under the laws of the United States of America, by virtue of (x) its ownership of all of the outstanding ownership interests of BAV and (y) the fact that each general partner of BAVPII is an employee of BANA and (iv) Bank of America Corporation ("BAC," together with BAVPII, BAV and BANA, each a "Reporting Person" and collectively, "Reporting Persons"), a Delaware corporation, by virtue of (x) its ownership of all of the outstanding equity interests in BANA, which owns all of the outstanding equity interests in BAV and (y) its lending arrangements with BAVPII. By virtue of being general partners of BAVPII, James D. Murphy, Jess Marzak, Anchie Kuo, Robert Obuch and Rory O'Driscoll, each residing in the State of California, may be deemed to possess indirect beneficial ownership of the Common Stock, but such beneficial ownership is disclaimed.

           The Reporting Persons have entered into an Agreement Related to the Joint Filing of Schedule 13G, dated February 14, 2000, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person. The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The address of the principal business office of each of the BAC and BANA is 100 N. Street, Charlotte, North Carolina 28255 and each of BAV and BAVPII is 950 Tower Lane, Suite 700, Foster City, California 94404.

Item 2(c). Citizenship:

           BAC is a Delaware Corporation, BANA is a national banking association organized under the laws of the United States of America, BAV is a California corporation and BAVPII is a Delaware general partnership.

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e). CUSIP No.:

           651259 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

           Not Applicable.

Item 4. Ownership (as of December 31, 1999):

           As of December 31, 1999, BAVPII was the beneficial owner of 115,025 shares of Common Stock, consisting of 108,979 shares of Common Stock owned directly and 6,046 warrants that provide BAVPII the right to acquire direct beneficial ownership of 6,046 shares of Common Stock within 60 days, or approximately 1.2% of the total number of shares of Common Stock outstanding as of such date (as determined by using the total number of shares of Common Stock outstanding set forth in the Company's Form 10-Q for the quarter ended September 30, 1999). By virtue of the relationship between BAVPII and each of BAC and BANA described in Item 2(a), each of BAC and BANA may be deemed to possess indirect beneficial ownership of and shares the power to vote or direct the vote of the shares of Common Stock beneficially owned by BAVPII.

           As of December 31, 1999, BAV was the direct beneficial owner of 1,035,221 shares of Common Stock, consisting of 980,812 shares of Common Stock owned directly and 54,409 warrants that provide BAV the right to acquire direct beneficial ownership of 54,409 shares of Common Stock within 60 days, or approximately 10.3% of the total number of shares of Common Stock outstanding as of such date (as determined by using the total number of shares of Common Stock outstanding set forth in the Company's Form 10-Q for the quarter ended September 30, 1999). By virtue of the relationship between each of BAC and BANA described in Item 2(a), each of BAC and BANA may be deemed to possess indirect beneficial ownership of and shares the power to vote or direct the vote of the shares of Common Stock beneficially owned by BAV.

         Each of BAC and BANA disclaim beneficial ownership of the shares of Common Stock owned by BAVII and BAV, respectively. The filing of this statement by each of BAC and BANA shall not be construed as an admission that they are, for the purpose of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable.

Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10. Certification:

         Not Applicable.

                                 SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                  Bank of America Corporation

                                  By:  /s/ Terry E. Perucca
                                      ------------------------
                                  Its:  Group Executive Vice President

                                  Bank of America NA

                                  By:  /s/ Terry E. Perucca
                                      ------------------------
                                  Its:  Group Executive Vice President

                                  Bank of America Ventures

                                  By:  /s/ Jess Marzak
                                      -------------------------
                                  Its:  Managing Director

                                  BA Venture Partners II

                                  By:  /s/ Jess Marzak
                                      -------------------------
                                  Its:  General Partner

                                                                       EXHIBIT A

                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                                  ----------

Bank of America Corporation, Bank of America NA, Bank of America Ventures and BA Venture Partners II hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-l(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2000

                                  Bank of America Corporation

                                  By: /s/ Terry E. Perucca
                                      ---------------------
                                  Its: Group Executive Vice President

                                  Bank of America NA

                                  By:  /s/ Terry E. Perucca
                                      ---------------------
                                  Its: Group Executive Vice President

                                  Bank of America Ventures

                                  By: /s/ Jess Marzak
                                      ----------------------
                                  Its: Managing Director

                                  BA Venture Partners II

                                  By: /s/ Jess Marzak
                                      ----------------------
                                  Its: General Partner